Exhibit 99.1

B.O.S. Announces Financial Results for the First Quarter of 2014

3rd consecutive profitable quarter

RISHON LEZION, Israel, May 28, 2014 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the first quarter of 2014.

Highlights:
•	Growth in revenues by 22% to $7.2 million from $5.9 million in the first quarter of year 2013.
•	Gross profit increased by 36% to $1.4 million from $1 million in the first quarter of year 2013.
•	Net profit on a NON GAAP basis amounted to $115,000, as compared to a net loss of $106,000 in the first quarter of year 2013.
•	EBITDA increased by 300% to $327,000 from $81,000 in the first quarter of year 2013.

Edouard Cukierman, Chairman of the Board, stated, "We are very pleased with these results, which reflect a continuing improvement in the Company’s performance and financial position. We expect these positive trends to continue".

Yuval Viner, BOS CEO, stated: "We are satisfied with the positive bottom line for the third consecutive quarter. We are working to expand our solution offerings and are confident that we will meet our challenges".

Conference Call

BOS will host a conference call on Thursday, May 29, 2014 at 10a.m. EDT - 5:00 p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a recording of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)

Revenues	$7,241	$5,930	$25,903
Cost of revenues	5,829	4,896	20,872
Gross profit	1,412	1,034	5,031

Operating costs and expenses:
Sales and marketing	807	677	2,924
General and administrative	425	419	1,523
Total operating costs and expenses	1,232	1,096	4,447

Operating profit (loss)	180	(62)	584
Financial expenses, net	(153)	(141)	(549)
Other expenses, net	-	-	(22)
Profit (loss) before taxes on income	27	(203)	13
Taxes on income	(10)	-	(13)
Net profit (loss)	17	$(203)	-

Basic and diluted net loss per share	$0.01	$(0.18)	$-

Weighted average number of shares used in computing basic net earnings (loss) per share	1,291,434	1,152,926	1,171,657
Weighted average number of shares used in computing diluted net earnings (loss) per share	1,306,806	1,152,926	1,171,657

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$713	$1,005
Trade receivables	8,731	8,137
Other accounts receivable and prepaid expenses	675	819
Inventories	3,656	3,718

Total current assets	13,775	13,679

LONG-TERM ASSETS:
Severance pay fund	3	26
Bank deposit	484	486
Other assets	39	9

Total long-term assets	526	521

PROPERTY, PLANT AND EQUIPMENT, NET	658	689

OTHER INTANGIBLE ASSETS, NET	149	176

GOODWILL	4,122	4,122

	$19,230	$19,187

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$5,418	$5,426
Current maturities of long term loans	897	926
Trade payables	6,179	6,232
Employees and payroll accruals	445	433
Deferred revenues	823	639
Accrued expenses and other liabilities	536	523

Total current liabilities	14,298	14,179

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	923	1,146
Accrued severance pay	116	159

Total long-term liabilities	1,039	1,305

SHAREHOLDERS' EQUITY	3,893	3,703

Total liabilities and shareholders' equity	$19,230	$19,187

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,						Year ended December 31,
	2014				2013		2013
	GAAP (as reported)	Adjustments			Non-GAAP	Non-GAAP	Non-GAAP

Revenues	$7,241	$			$7,241	$5,930	$25,903
Gross profit	1,412				1,412	1,034	5,031

Operating costs and expenses:
Sales and marketing	807		(27	)a	780	626	2,742
General and administrative	425		(71	)b	354	373	1,312
Total operating costs and expenses	1,232		(98)		1,134	999	4,054

Operating profit	180		98		278	35	977
Financial expenses, net	(153)		-		(153)	(141)	(549)
Income (loss) before taxes on income	27		98		125	(106)	428
Taxes on income	(10)		-		(10)	-	(13)
Net profit (loss)	$17		$98		$115	$(106)	$415

Notes to the reconciliation:
a - Amortization of intangible assets.
b - Stock based compensation.

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013

Operating Profit (loss)	$180	$(62)	$584
Add:
Amortization of intangible assets	27	45	182
Stock based compensation	71	52	211
Depreciation	49	46	173
EBITDA	$327	$81	$1,150

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2014				Three months ended March 31, 2013

Revenues	$2,655	$4,601	$(15)	$7,241	$2,281	$3,667	$(18)	$5,930

Gross profit	$784	$628	$-	$1,412	$607	$427	$-	$1,034